January 30, 2017

Attn: Carlos Pacho,
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications
Securities and Exchange Commission
Washington, D.C. 20549

Re: GeneSYS ID, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 28, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 21, 2016
File No. 000-55373

Dear Mr. Pacho:

Please accept this letter as GeneSYS ID, Inc. response to your comments in your letter dated December 16, 2016.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Note 7 Equity, page F-14

1.        In response to your comment relating to the 100 shares of Preferred B stock converted into 10,000,000 shares of common stock in the quarter ended September 30, 2016, at the time of conversion these shares were calculated at fair market value based on the trading price of the shares on the OTC marketplace, which was $2.27 resulting in a total compensation expense of $22.7 million. When these shares were initially issued in September 2015 they were calculated based on par value of $0.001 upon the advice of our audit firm, ZBS Group, LLP. as this Preferred B class of stock contains a forbearance clause requiring the stock to be returned to the Company in the event the terms of the forbearance are violated.

Note 12 Assets acquired from My Touch ID, LLC, page F-21

2.        We recognize that according to Rule 8-04 of Regulation S-X we are required to file audited financial statements for My Touch, ID, LLC, the acquired business. We fully intended to file the required audited financial statements but as of today’s date we have not had the necessary capital to complete said audit. We will endeavor to file the audited financial statements as soon as possible but is should be noted that revenues for My Touch ID, LLC were nominal in the year prior to and leading up to the acquisition.

If you have any further questions please do not hesitate to call me on 702-800-4620 x 1011

Yours sincerely,

Lorraine M. Yarde
Chief Executive Officer
GeneSYS ID, Inc.